May 29, 2019

Phillip Watts
Co-Principal Financial Officer and Principal Accounting Officer
DILLARD'S, INC.
1600 Cantrell Road
Little Rock, Arkansas 72201

       Re: DILLARD'S, INC.
           Form 10-K for the Fiscal Year Ended February 2, 2019
           Filed March 29, 2019
           File No. 001-06140

Dear Mr. Watts:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended February 2, 2019

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Performance Indicators, page 19

1. Please tell us if online sales are are included in the retail stores sales trend percentages, comparable retail store sales trend percentages and your definition of comparable store sales in the description of Net sales under the General heading on page
      20. Also, please quantify for us the effect that online sales had on your net sales and gross profit for the years presented and tell us the trend in online sales during the past three years. Refer to Item 303(a)(3)(ii) of Regulation S-K.
Financial Statements
Note 1. Description of Business and Summary of Significant Accounting Policies Revenue Recognition, page F-11

2. We note your Retail Operations segment recognizes merchandise revenue at the point of
 Phillip Watts
DILLARD'S, INC.
May 29, 2019
Page 2
         sale; however, we also note your disclosure in the first paragraph on page F-13 that there is some deferral of revenue related to internet sales. Please tell us your consideration of disclosing your revenue recognition policy related to internet sales. Also, please tell us and revise to clarify if revenue from private label cards is recognized over time or at a point in time. In addition, please clarify the methods used to measure progress, if applicable, and why the methods reflect a faithful depiction of the transfer of the goods and services. Reference ASC 606-10-50-18 and 19.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Tony Watson (Staff Accountant) at (202)-551-3318 or Bill Thompson
(Accounting Branch Chief) at (202) 551-3344 with any questions.



FirstName LastNamePhillip Watts                                Sincerely,
Comapany NameDILLARD'S, INC.
                                                               Division of
Corporation Finance
May 29, 2019 Page 2                                            Office of
Consumer Products
FirstName LastName